August 7, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (952) 591-3865</u>

Mr. David J. Parrin
Executive Vice President and Chief Financial Officer
MoneyGram International, Inc.
1550 Utica Avenue South
Suite 100
Minneapolis, Minnesota 55416

Re: **MoneyGram International, Inc.**
        Form 10-K for the year ended December 31, 2005
        Filed March 1, 2006
        Response Letter Dated July 18, 2006
        File No. 1-31950

Dear Mr. Parrin:

        We have reviewed your response dated July 18, 2006 and have the following additional comments. We have limited our review to only the issues addressed below and will make no further review of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K</u>

<u>General</u>

1.   We note from public sources and your website that you may have operations in or
        contacts with Cuba, Sudan and Syria, countries identified as state sponsors of terrorism
        by the U.S. State Department and subject to sanctions administered by the U.S.
        Commerce Department's Bureau of Industry and Security and the U.S. Treasury
        Department's Office of Foreign Assets Control. We note specifically that another
        company with a link to your website represents itself to be the dominant representative of
        MoneyGram in Syria. The Form 10-K does not contain any information relating to

operations in or ties to Cuba, Sudan or Syria. Please describe your operations in and ties to these countries, if any, and discuss their materiality to you in light of the countries' status as state sponsors of terrorism. Please also discuss whether the operations, either individually or in the aggregate, constitute a material investment risk to your security holders. Your response should describe your current, past and anticipated operations in, and contacts with, Cuba, Sudan and Syria, including through subsidiaries, affiliates, agent offices and other direct and indirect arrangements.

2.   Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Cuba, Sudan and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Illinois, Oregon and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, Dartmouth College, the University of California and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Finally, we note that Florida requires that issuers disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Cuba, Sudan and Syria.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Cuba, Sudan and Syria, and any internal risk assessment undertaken in connection with business in those countries.

3.   Your website indicates that you may facilitate money transfers to the Palestinian Authority. Please discuss, consistent with comments one and two above, the nature and materiality of your contacts with or through the Palestinian Authority, and describe any actions you have taken or anticipate taking in light of the recent determination by OFAC that US persons are prohibited from engaging in unauthorized transactions with the Palestinian Authority, and the recent U.S. State Department policy barring dealings with

Hamas-controlled Palestinian government agencies and with officials of Palestinian government ministries.

4.   We note the risk factor "We are subject to a number of risks relating to U.S. federal and state regulatory requirements…" on page 10, including a reference to "the requirements of the Office of Foreign Assets Control, which prohibit us from transmitting money to specified countries." Please clarify for us whether, and to what extent, you have operations associated directly or indirectly with countries to which OFAC requirements prohibit you from transmitting money. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Other Than Temporary Impairments, page 31

5.   We note from your response to comment 3 that you are not required to sell an investment security in an unrealized loss position as specific investment securities are not matched to specific payment service obligations. Despite this fact, we note that you sold approximately $858 million, $1,053 million and $1,660 million of available-for-sale securities during the three years ended December 31, 2005. Your disclosure should describe the systematic methodology and factors considered in evaluating your intent and ability to hold a security to allow sufficient time for anticipated recovery, which may be the maturity of the underlying debt security. This should include an evaluation and discussion of the current portfolio as well as an evaluation of individual (or larger groups of) sales of securities in determining whether the hold to recovery assertion for the remaining class of securities continues to be valid. Please revise your disclosure accordingly and further explain to us the reasons for the previous sales of other impaired securities, the amount of securities sold which resulted in a realized loss and how you considered the facts and circumstances of these prior sales in your overall evaluation and more specifically as it relates to your hold to recovery assertion for the remaining securities in an unrealized loss position.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. David J. Parrin
MoneyGram International, Inc.
August 7, 2006

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Webster, Staff Accountant, at (202) 551-3446 or me, at (202) 551-3431 if you have questions.

Sincerely,

Joshua S. Forgione
Assistant Chief Accountant